UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)

_______________180 Connect Inc.______________

(Name of Issuer)

___________________Common Stock______________________

(Title of Class of Securities)

___________________682343108____________________

(CUSIP Number)

Howard S. Balter

c/o 180 Connect Inc.

6501 E. Belleview Avenue

Englewood, CO 80111

(303) 395-6001

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

________December 11, 2007_________

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00516Q109

1.	Name of Reporting Person. I.R.S. Identification No. of above person (entities only) Howard S. Balter
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 3,592,811[1]*±†
	8.	Shared Voting Power 300,000[2]
	9.	Sole Dispositive Power 3,592,811[1]*±†
	10.	Shared Dispositive Power 300,000[2]
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,892,811[1]*±†
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 15.5%[3]
14.	Type of Reporting Person (See Instructions) IN

_________________________

1 Includes 2,129,602 shares of common stock issuable upon the exercise of warrants that may become exercisable within 60 days from the date of this filing if there is an effective registration statement covering issuance of the shares.

2 Represents 300,000 shares held by H. Balter 2007 Associates, LLC, of which Mr. Balter is sole non-managing member.

3 Percentage is calculated under applicable SEC regulations based on 23,012,092 shares of common stock outstanding as of November 9, 2007.

* Includes 200,000 shares held by The Howard S. Balter 2007 Grantor Retained Annuity Trust II.

± Includes 222,000 shares held by Myrna Weinberger TTEE, Balter Family Trust U/A DTD 11/17/1997. Mr. Balter disclaims beneficial ownership of the shares held by Myrna Weinberger TTEE, Balter Family Trust U/A DTD 11/17/1997.

† Includes 58,440 shares which may be sold, beginning on February 20, 2008, pursuant to the exercise of options held by certain third parties and an additional 2,560 additional shares which may be sold pursuant to options Mr. Balter has agreed to sell to certain third parties.

EXPLANATORY NOTE

This filing constitutes Amendment No. 3 to the Schedule 13D jointly filed by Howard S. Balter and Ilan M Slasky on August 20, 2007. This Amendment No. 3 is filed solely by Mr. Balter to reflect a decrease of over 1% in his beneficial ownership effected since Amendment No.2 and to report as one filer rather than as a joint filer.

Item 1. Security and Issuer

The class of equity securities to which this Statement on Schedule 13D relates is the common stock, par value $0.0001 per share (the “Common Stock”), of 180 Connect Inc. (formerly known as Ad.Venture Partners, Inc.), a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is 6501 E. Belleview Avenue, Englewood, Colorado 80111.

Item 2. Identity and Background

This Statement is being filed by Howard S. Balter. Mr. Balter is a member of the Board of Directors of the Issuer. The business address for Mr. Balter is 6501 E. Belleview Avenue, Englewood, Colorado 80111.

During the past five years, Mr. Balter has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the past five years Mr. Balter has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Balter is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

Not applicable.

Item 4. Purpose of Transaction

All of the shares beneficially owned by Mr. Balter are held for investment purposes. Depending on market conditions, his continuing evaluation of the business and prospects of the Issuer and other factors, the Reporting Person may dispose of or acquire additional shares of the Issuer. Except for the potential dispositions of securities pursuant to the exercise of options to purchase up to 61,000 shares described below, Mr. Balter does not have any present plans or proposals which would relate to or result in any of the following:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j) Any action similar to any of those enumerated above.

 Item 5. Interest in Securities of the Issuer

The following information with respect to the ownership of the common stock of the Issuer by Mr. Balter is provided as of December 19, 2007:

Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (1)
3,592,811	300,000	3,592,811	300,000	3,892,811(2)(3)	15.5%

(1) Percentage is calculated under applicable SEC regulations based on 23,012,092 shares of common stock outstanding as of November 9, 2007.

(2) Includes 2,129,602 shares of common stock issuable upon the exercise of warrants that may become exercisable within 60 days from the date of this filing if there is an effective registration statement covering issuance of the shares. Includes 300,000 shares held by H. Balter 2007 Associates, LLC, of which Mr. Balter is sole non-managing member, 200,000 shares held by The Howard S. Balter 2007 Grantor Retained Annuity Trust II and 222,000 shares held by Myrna Weinberger TTEE, Balter Family Trust U/A DTD 11/17/1997. Mr. Balter disclaims beneficial ownership of the shares held by the Myrna Weinberger TTEE, Balter Family Trust U/A DTD 11/17/1997.

(3) Includes 58,440 shares which may be purchased from Mr. Balter beginning on February 20, 2008 by certain third parties pursuant to the exercise of options and 2,560 additional shares on which Mr. Balter has agreed to sell to certain third parties pursuant to options.

On December 11, 2007, in consideration for certain agreements between Mr. Balter and the transferees in connection with the arrangement consummated by the Issuer on August 24, 2007,

Mr. Balter transferred 360,000 shares to two investors and transferred warrants to purchase 400,000 shares to a charitable account.

On December 19, 2007, in consideration for certain agreements between Mr. Balter and the transferees in connection with the arrangement consummated by the Issuer on August 24, 2007 and nominal cash consideration of $35, Mr. Balter sold options to purchase up to 58,440 shares of Common Stock held by Mr. Balter to certain third parties. He has agreed to sell options to purchase an additional 3,040 shares to certain third parties under the same terms. The exercise price per share is $0.0001 per share. The options are exercisable commencing on February 20, 2008 and have a term of one year from such date. The option agreements provide that Mr. Balter will not sell, transfer, pledge, assign or otherwise dispose of the shares of common stock underlying the options prior to expiration of the options. The holder of the options, as assignees of Mr. Balter, are entitled to certain registration rights granted to Mr. Balter in respect of shares of Common Stock purchased prior to the Company’s initial public offering. The terms of such options are set forth in Purchase Option Agreements, the form of which is attached hereto as Exhibit 99.3.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Mr. Balter is party to a registration rights agreement with the Issuer pursuant to which the holders of a majority of the shares held by the stockholders party to the registration rights agreement can cause the Issuer to register all or a portion of the Issuer’s shares held by them beginning three months before the date on which any lock-up period applicable to such shares expires. In addition, these stockholders have certain “piggy-back” registration rights on registration statements filed subsequent to such date. The Issuer will bear the expenses incurred in connection with the filing of any such registration statements.

All of the shares of Common Stock outstanding immediately prior to the Issuer’s initial public offering including the shares of Common Stock and units purchased by Mr. Balter, are subject to lock-up agreements with the Issuer and Wedbush Morgan Securities Inc., the representative of the underwriters in the Issuer’s initial public offering, restricting the sale of such securities. Such shares held by Mr. Balter, other than the shares purchased on August 8, 2007, will be released from such restrictions on February 20, 2008.

As described above, Mr. Balter agreed to sell options to purchase up to 61,000 shares of Common Stock to certain third parties pursuant to the terms set forth in Purchase Option Agreements, the form of which is attached hereto as Exhibit 99.3.

Item 7. Material to Be Filed as Exhibits

Exhibit 99.1 Form of Registration Rights Agreement entered into by the Issuer and certain of its stockholders (included as Exhibit 10.11 to Issuer’s Registration Statement on Form S-1, as amended (Registration No. 333-124141)), and incorporated herein by reference.

Exhibit 99.2 Form of Lock-up Agreement among the Issuer, the Representative and certain of the Issuer’s stockholders (included as Exhibit 10.7 to Issuer’s Registration Statement on Form S-1, as amended (Registration No. 333-124141)), and incorporated herein by reference.

*Exhibit 99.3 Form of Purchase Option Agreement entered into by Mr. Balter and certain third parties.

* Filed herewith

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

___________December 27, 2007___________

Date

___________/s/ Howard S. Balter___________

Signature

___________Howard S. Balter_____________

Name/Title

EXHIBIT INDEX

Exhibit No.	Description

99.1

Form of Registration Rights Agreement entered into by the Issuer and certain of its stockholders (included as Exhibit 10.11 to Issuer’s Registration Statement on Form S-1, as amended (Registration No. 333-124141), and incorporated herein by reference.

99.2

Form of Lock-up Agreement among the Issuer, the Representative and certain of the Issuer’s stockholders (included as Exhibit 10.7 to Issuer’s Registration Statement on Form S-1, as amended (Registration No. 333-124141), and incorporated herein by reference.

99.3*	Form of Purchase Option Agreement entered into by Mr. Balter and certain third parties.

* Filed herewith.